NEWS RELEASE

March 25, 2011	Release 04-2011

WESTERN COPPER PROVIDES UPDATE ON CARMACKS

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) would like to provide an update on the Carmacks Project and the work that the company is doing towards obtaining a Water Use License in response to the ruling of the Yukon Supreme Court received on February 24, 2011.

The Company has initiated engineering studies to determine whether certain aspects of the project could be modified to improve the project’s reclamation process, and thus satisfy the main concern of the Yukon Water Board. It is also working with regulatory authorities in the Yukon to establish the next steps towards getting the Carmacks Project fully licensed.

In addition, Western Copper has filed Notice of Appeal with the Yukon Court of Appeal on March 25, 2011 in order to obtain maximum flexibility going forward with its Carmacks Project.

“We are evaluating the options relating to the Carmacks Project” said Dale Corman, Chairman and Chief Executive Officer, “We expect that over the next few months we will complete these evaluations and chart a path forward to get a Water License for the Carmacks Project.”

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com